5/7/2004

04016859

[...] STATES
[...]CHANGE COMMISSION
[...]n, D.C. 20549

VF 5-6-04

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48270 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES RIVER SECURITIES CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 BROAD STREET ROAD
(No. and Street)

MANAKIN SABOT (City) VA (State) 23103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EADS (804) 578-4500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBMAN & FUTERMAN, P.C.
(Name – *if individual, state last, first, middle name*)

116 NEW SOUTH RD (Address) HICKSVILLE (City) NY (State) 11801 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED MAY 04 2004

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Paul H. Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James River Securities Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul H Saunders
Signature

President
Title

Notary Public

My Commission Expires May 31, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## JAMES RIVER SECURITIES CORP.

## STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS AS OF DECEMBER 31, 2003

| | 2003 |
|---|---|
| CURRENT ASSETS: | |
| Cash | $ 83,188 |
| Total Current Assets | 83,188 |
| ADJUSTED LIABILITIES | 9,305 |
| NET CAPITAL | 73,883 |
| Charge Against Securities Held by Firm (Money Market Fund) | 1,521 |
| ADJUSTED NET CAPITAL | 72,362 |
| NET CAPITAL REQUIRED | 50,000 |
| NET CAPITAL SURPLUS | $ 22,362 |

See accompanying notes to financial statements.

April 20, 2004

NASD

BY CERTIFIED MAIL 7160 3901 9848 2158 7999

Mr. James H. Saunders
James River Securities Corp.
58 Broad Street Road
103 Sabot Park
Manakin-Sabot, VA 23103-2213

Dear Mr. Saunders:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Computation of Net Capital. The Net Capital computation submitted was incorrect. According to footnote #2, the firm maintains a money market account not held at a bank, therefore a 2% haircut should be applied.

2. A computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 3, 2004. Questions may be addressed to Kimberly A. Cooper, Field Supervisor, at (215) 963-2618.

FAX

- Rockville
- Regional
-

Sincerely,

AnnMarie McGarrigle
Supervisor of Examiners

AMM/cm
Enclosure: Form X-17A-5 Part III Facing Page

LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
James River Securities Corp.
58 Broad Street Road
103 Sabot Park
Manakin Sabot, Va. 23103

In planning and performing our audit of the financial statements of James River Securities Corp., (the "Company") for the year ended December 31, 2003, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts. The basis for such exemption is Paragraph K-2(ii).

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Libman Futerman PC

Hicksville, New York
February 18, 2004

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com